Filed Pursuant to Rule 424(b)(5)
Registration No. 333-184087

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Guarantees of Debt Securities	$200,000,000	$27,280

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Service Corporation International

Guarantees of $200,000,000 Principal Amount of 6.50% Senior Notes due 2019 of Stewart Enterprises, Inc.

Subject to the satisfaction or waiver of certain conditions described below, Service Corporation International (the “Guarantor”) hereby offers its senior guarantee (the “Guarantees”) to each holder of the outstanding $200.0 million aggregate principal amount of 6.50% Senior Notes due 2019 (the “Notes”) issued by Stewart Enterprises, Inc. (“Stewart”), promptly following the consummation of the Acquisition (as defined below), pursuant to which Stewart will become a wholly-owned subsidiary of the Guarantor.

The Guarantees are being offered in connection with the consent solicitation for the proposed waiver (the “Proposed Waiver”) and the proposed amendment (the “Proposed Amendment” and, together with the Proposed Waiver, the “Proposed Waiver and Amendment”) to the indenture, dated April 18, 2011, by and among Stewart, the guarantors (as named therein) and U.S. Bank National Association, as trustee (the “Indenture”), being conducted by Stewart pursuant to a consent solicitation statement and a consent letter dated June 6, 2013.  Copies of the consent solicitation statement and consent letter are being delivered to holders of the Notes together with this prospectus supplement.

The conditions to the issuance of the Guarantees include:

•
the receipt of validly delivered consents pursuant to the consent solicitation from record holders of Notes representing a majority in aggregate principal amount of Notes outstanding (other than Notes held by any person directly or indirectly controlling or controlled by or under director or indirect common control with Stewart) which have not been validly revoked (the “Required Consents”) on or prior to the expiration date of the consent solicitation;

•	the execution of a supplemental indenture giving effect to the Proposed Waiver and Amendment described in the consent solicitation statement (the “Amendment and Waiver Supplemental Indenture”);

•
the consummation of our acquisition of Stewart (the “Acquisition”), which will occur through the merger of our wholly-owned subsidiary Rio Acquisition Corp. (“Merger Sub”) with and into Stewart (the “Merger”), pursuant to which Stewart will become a wholly-owned subsidiary of the Guarantor; and

•
either (A) the effectiveness of an amendment to the Guarantor’s existing credit facility (the “Existing Credit Facility”) that permits the incurrence of the Guarantees and makes certain other amendments or (B) the entry into a new credit facility to replace the Existing Credit Facility, in either case on terms satisfactory to the Guarantor.

See “Description of the Guarantees—Conditions to the Effectiveness of the Guarantees.”

The Guarantees will be issued pursuant to a supplemental indenture to the Indenture (the “Guarantee Supplemental Indenture”) that we expect will be executed substantially concurrently with the satisfaction of the conditions to the issuance of the Guarantees.

The Guarantees will be our general unsecured senior obligations and rank equally with all our other unsubordinated indebtedness and will be senior in right of payment to any of our future subordinated indebtedness.  The Guarantees will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness and to the indebtedness and obligations of our subsidiaries, including the subsidiary guarantees of our credit facilities.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement.

We will not receive any cash proceeds in connection with the offering of the Guarantees.  The Guarantees are being offered solely by us, and not by Stewart, as consideration for the Proposed Waiver and Amendment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 6, 2013

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectuses we may provide to you in connection with this offering.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  The information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and any free writing prospectuses we may provide to you in connection with this offering is accurate only as of their respective dates.  Our business, financial condition, results of operations and prospects may have changed since those dates.

Table of contents

Prospectus supplement

Page
About this prospectus supplement	ii
Summary	S-1
Risk factors	S-8
Use of proceeds	S-11
Capitalization	S-12
Description of the Guarantees	S-13
Legal matters	S-14
Experts	S-14
Where you can find more information	S-15
Incorporation of certain information by reference	S-15

Prospectus

Page
About this prospectus	ii
Our company	1
Risk factors	1
Forward-looking statements	1
Use of proceeds	2
Ratio of earnings to fixed charges	3
Description of debt securities	3
Description of guarantees of debt securities	3
Plan of distribution	3
Legal matters	3
Experts	3
Where you can find more information	4
Incorporation of certain information by reference	4

i

About this prospectus supplement

This document consists of two parts.  The first part is this prospectus supplement, which describes the specific terms of this offering.  The second part is the prospectus, which describes more general information, some of which may not apply to this offering.  You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the headings “Where you can find more information” and “Incorporation of certain information by reference.”

In this prospectus, the terms “SCI,” the “Company,” the “Guarantor,” “we,” “our,” and “us” refer to Service Corporation International and its subsidiaries, unless otherwise specified or the context otherwise requires.  If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

ii

Summary

This summary highlights selected information about us and this offering, including information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, and does not contain all of the information that you should consider in making your investment decision.  You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, as well as the information in the accompanying prospectus and in the documents incorporated by reference or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus.  You should carefully consider, among other things, the matters discussed in the sections titled “Risk Factors” on page S-8 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2012.

Our business

Service Corporation International is North America’s largest provider of deathcare products and services, with a network of funeral homes and cemeteries unequalled in geographic scale and reach.  At March 31, 2013, we operated 1,437 funeral service locations and 374 cemeteries (including 213 combination locations) in North America, which are geographically diversified across 43 states, eight Canadian provinces and the District of Columbia.  Our funeral segment also includes the operations of 12 funeral homes in Germany that we intend to exit when economic values and conditions are conducive to a sale.  Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and related businesses.  We sell cemetery property and funeral and cemetery products and services at the time of need and on a preneed basis.

We were incorporated in Texas in July of 1962.  Our principal executive offices are located at 1929 Allen Parkway, Houston, Texas 77019.  Our telephone number at that address is (713) 522-5141.  Our website is located at www.sci-corp.com.  Other than as described in “Where you can find more information” and “Incorporation of certain information by reference” below, the information on, or that can be accessed through, our website is not incorporated by reference in this prospectus supplement, and you should not consider it to be a part of this prospectus supplement.  Our website address is included as an inactive textual reference only.

Our Acquisition of Stewart Enterprises

On May 28, 2013, we and our wholly-owned subsidiary, Rio Acquisition Corp. (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with Stewart pursuant to which, subject to the satisfaction or waiver of certain conditions and in accordance with the terms thereof, Merger Sub will merge with and into Stewart, with Stewart surviving the Merger as our wholly-owned subsidiary.  If the Acquisition is completed, shareholders of Stewart will be entitled to receive the Merger consideration of $13.25 in cash per share of Stewart common stock for an aggregate purchase price of approximately $1.4 billion.  We expect to consummate the Acquisition in late 2013 or early 2014, although we cannot assure you that the Acquisition will be consummated by any particular date, or at all.  Because the Acquisition is subject to a number of conditions, including receipt of antitrust regulatory approvals and approval by Stewart’s shareholders, the exact timing of the consummation of the Acquisition cannot be determined at this time.

Through its subsidiaries, Stewart offers a complete line of funeral and cremation merchandise and services, along with cemetery property, merchandise and services, both at the time of need and on a preneed basis. As of January 31, 2013, Stewart owned and operated 216 funeral homes and 141 cemeteries in 24 states within the United States and Puerto Rico.

The Acquisition expands our unparalleled presence in the highly fragmented funeral and cemetery industry in North America.  In total, the combined company will have 1,653 funeral homes and 515 cemeteries in 43 states, eight Canadian provinces, the District of Columbia, and Puerto Rico, in all cases prior to any divestitures that may be required in connection with obtaining antitrust approvals for the Acquisition.    Of the 515 cemeteries, more than half are combination funeral home and cemetery operations.  Unaudited pro forma revenues of the combined company are expected to be nearly $3 billion with Adjusted EBITDA of approximately $820 million, in each case prior to any divestitures that may be required in connection with obtaining antitrust approvals for the Acquisition.

See “Summary historical financial and unaudited pro forma information” for further information regarding Adjusted EBITDA and a reconciliation to net income.

We expect to achieve the following benefits from the Acquisition:

•
Complementary expansion of our network.  The Acquisition, if consummated, will expand SCI’s unparalleled network in the highly fragmented funeral and cemetery industry in North America.  Stewart’s businesses are institutional in nature and are concentrated in metropolitan areas that align well with our existing portfolio.

•
Opportunity for growth consistent with our capital deployment strategy.  We believe that the Acquisition is well-aligned with our long-term strategy of delivering sustainable growth and enhancing shareholder value.  We expect that the Acquisition will generate a compelling return that is consistent with our capital deployment strategy.

•
High quality assets.  Stewart has a strong local presence.  The average number of funeral services performed at each Stewart funeral home and the average burials per Stewart cemetery are higher than industry averages.

•
Opportunity to capture synergies.  We have identified annual cost-savings and synergies of approximately $60 million that we anticipate realizing as a combined company over the 24 months following the consummation of the Acquisition.  To generate these synergies, we expect to incur cash costs of approximately $30 million over the 24 months following the consummation of the Acquisition.  We cannot assure you, however, that any such cost-savings or synergies will be realized within the time frame we anticipate, or at all.

Sources and Uses of Funds

The following table sets forth the estimated sources and uses of funds in connection with the Acquisition (assuming the transaction closes in late 2013 or early 2014).  The actual sources and uses of funds may be different from the amounts set forth below.

Sources of Funds:	Amount ($ in millions)	Uses of Funds:	Amount ($ in millions)

SCI cash	$104	Merger purchase price	$1,166
Stewart cash	150	Refinancing of Stewart convertible notes(3)	132
Credit facilities (1)	752	Other funding needs, expenses, and estimated fees(4)	133
New unsecured indebtedness (2)	425	Roll-over of Stewart Notes(5)	200
Roll-over of Stewart Notes(5)	200

Total	$1,631	Total	$1,631
________________

(1)
We have received a commitment from JPMorgan Chase Bank, N.A. for up to $1.1 billion of unsecured term and revolving credit facilities, on terms substantially similar to those of our existing revolving credit facility, including with respect to guarantees by our subsidiaries.

(2)
We have received a commitment from JPMorgan Chase Bank, N.A. for up to $725 million of unsecured bridge financing.  The bridge facility, if funded, would benefit from guarantees from our subsidiaries that also guarantee the credit facilities described in the preceding footnote. The permanent unsecured indebtedness may not be guaranteed.

(3)
Includes estimated amounts payable following the closing of the Acquisition to holders of Stewart’s existing 3.125% Senior Convertible Notes due 2014 and 3.375% Senior Convertible Notes due 2016, assuming all such notes are converted into the Merger consideration or otherwise tendered in connection with the Merger.

(4)
Includes funding obligations related to Supplemental Executive Retirement Plan and other compensation related amounts.  Also includes breakage costs associated with the Stewart’s convertible notes and M&A, legal and financing fees.  Excludes cash collateralization of $20 million of Stewart’s Florida surety bond, $6.25 million restricted cash at Stewart and the $2 million change of control fee on Stewart notes.

(5)	Assumes receipt by Stewart of the Required Consents to the Proposed Waiver and Amendment and the execution of the Amendment and Waiver Supplemental Indenture.

The Consent Solicitation

On June 6, 2013, Stewart commenced a consent solicitation of holders of the Notes, requesting consents to the Proposed Waiver and Amendment.  The Proposed Waiver is intended to enable SCI to determine and establish its capital structure after the consummation of the Acquisition, without the uncertainty associated with the Change of Control Offer (as defined below) that would need to be made following the closing of the Acquisition.  Additionally, the Proposed Amendment is intended to provide the Company with simplified reporting obligations if the Acquisition is consummated, while continuing to provide holders of the Notes with reasonable financial disclosure.  As consideration for the Proposed Waiver and Amendment, the Company will issue the Guarantees promptly following the consummation of the Merger.  If the Required Consents to the Proposed Waiver and Amendment are not obtained, holders of the Notes will not receive the Guarantees.  Stewart, at the request and expense of the Company, is seeking the consents to the following Proposed Waiver and Proposed Amendment:

Proposed Waiver

•	waive the requirement under the Indenture for Stewart to make a change of control offer in connection with the Acquisition (the “Change of Control Offer”).

Proposed Amendment

•
if the Acquisition is consummated and the Guarantees are issued, amend Section 4.03 of the Indenture to state that the Company’s obligations to deliver quarterly and annual financial information and other reports to the Trustee will be satisfied by delivery of SCI’s filings with the Securities and Exchange Commission (the “SEC”).

While the effectiveness of the Proposed Waiver and Amendment is not a condition to the consummation of the Merger, it is a condition to the issuance of the Guarantees.

Consideration for Proposed Waiver and Amendment

As consideration for the Proposed Waiver and Amendment, SCI will issue the Guarantees being offered hereby promptly following the consummation of the Merger.

For a full description of the Proposed Waiver and Amendment and the consent solicitation, see Stewart’s consent solicitation statement and accompanying consent letter, copies of which are being delivered with this prospectus supplement.  Both the consent solicitation statement and accompanying consent letter have been prepared and approved by, and are the sole responsibility of, Stewart.  This prospectus supplement does not constitute a solicitation of any consents to the Proposed Waiver and Amendment, which are only being solicited pursuant to Stewart’s consent solicitation and accompanying consent letter.

The offering

The following summary contains basic information about the Guarantees and it is not intended to be complete.  It may not contain all of the information that may be important to you.  For a more complete description of the guarantees being offered, see “Description of the Guarantees.”  In this summary of the offering, the words “we,” “us,” and “our” refer only to Service Corporation International and not to any of its subsidiaries or to Stewart Enterprises, Inc. or any of its subsidiaries unless expressly stated otherwise.

Guarantor	Service Corporation International, a Texas corporation.

Securities offered
Guarantees of Stewart’s 6.50% Senior Notes due 2019 (CUSIP No. 860370AM7 / ISIN No. US860370AM78), of which $200 million in aggregate principal amount is outstanding as of the date hereof.  The Guarantees will provide that SCI fully and unconditionally guarantees, on an unsecured senior basis, the payment of all obligations of Stewart under the Notes.

Release	The Guarantees will provide for the release of SCI as guarantor of the Notes upon the defeasance or the satisfaction and discharge of the Indenture.

Conditions to issue	SCI will enter into the Guarantee Supplemental Indenture effectuating the Guarantees upon the satisfaction of the following conditions:

•  The receipt of the Required Consents on or prior to the expiration date of the consent solicitation;

•  The execution of the Amendment and Waiver Supplemental Indenture;

•  The absence of any law or regulation, and the absence of any injunction or action or other proceeding (pending or threatened), that (in the case of any action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Proposed Waiver or the Proposed Amendment, or the issuance of the Guarantees or that would question the legality or validity thereof;

•  Either (A) the effectiveness of an amendment to the Existing Credit Facility that permits the incurrence of the Guarantees and makes certain other amendments or (B) the entry into a new credit facility to replace the Existing Credit Facility, in either case on terms satisfactory to the Guarantor; and

•  The consummation of the Merger.

See “Description of the Guarantees—Conditions to the effectiveness of the Guarantees.”

Ranking
The Guarantees will be our general unsecured obligations and will rank equal in right of payment with all of our other unsubordinated indebtedness and senior in right of payment to any of our future subordinated indebtedness.  The Guarantees will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness and to the indebtedness and obligations of our subsidiaries, including the subsidiary guarantees of our credit facilities.

Use of proceeds
We will not receive any cash proceeds in connection with the offering of the Guarantees.  The Guarantees are being offered to the holders of the Notes in consideration for their consent to the Proposed Waiver and Amendment.

Risk factors
You should carefully read and consider the information set forth in “Risk factors” beginning on page S-8 and the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2012.

Summary historical financial and unaudited pro forma information

The following tables set forth SCI’s summary historical financial information and other data for the periods ended and at the dates indicated below.  SCI’s summary historical financial information for the fiscal years 2010, 2011 and 2012 have been derived from SCI’s audited annual financial statements incorporated by reference in this prospectus supplement, except for the balance sheet data as of December 31, 2010, which has been derived from SCI’s audited annual financial statements not incorporated by reference in this prospectus supplement.  The summary historical financial information for SCI for the three months ended March 31, 2012 and 2013 has been derived from SCI’s unaudited interim financial statements incorporated by reference in this prospectus supplement.  The financial information for SCI for the twelve months ended March 31, 2013 was derived by adding SCI’s financial data for the year ended December 31, 2012 to SCI’s financial data for the three months ended March 31, 2013 and subtracting SCI’s financial data for the three months ended March 31, 2012.  Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period.

	Year ended December 31,			Three months ended March 31,		Twelve months ended
	2010	2011	2012	2012	2013	March 31, 2013
	(Dollars in millions)

Statement of operations data:
Revenues	$2,191	$2,316	$2,410	$603	$652	$2,459
Gross profit	449	479	525	128	160	557
Gains (losses) on divestitures & impairment charges—net	9	(11)	(2)	(0)	(1)	(3)
Operating income	354	364	400	101	128	427
Income from continuing operations before income taxes	219	226	246	71	94	269
Income from continuing operations	127	146	154	48	59	165
Net income attributable to common shareholders	126	145	153	48	58	163

Financial and other data:
EBITDA (as defined)(4)	$521	$542	$568	$150	$171	$589
Adjusted EBITDA (as defined)(4)	539	576	618	152	179	645
Capital expenditures	98	118	116	23	23	116
Depreciation and amortization(1)	183	193	200	48	48	200
Net cash provided by operating activities	354	388	369	96	151	424
Net cash used in investing activities	(280)	(190)	(175)	(23)	(20)	(172)
Net cash used in financing activities	(88)	(239)	(232)	(89)	(34)	(177)

Balance sheet data (at period end):
Cash and cash equivalents	$171	$129	$93	$114	$189
Working capital(2)	8	(58)	(130)	(92)	(51)
Total assets	9,191	9,328	9,684	9,475	9,882
Total debt	1,855	1,885	1,948	1,887	1,951
Stockholders’ equity	1,480	1,412	1,363	1,385	1,399

Twelve months ended March 31, 2013
Pro Forma Financial Information(3):	(Dollars in millions) (unaudited)
Pro forma Adjusted EBITDA(4)	$820.2

(1)
Depreciation and amortization expense for the years ended December 31, 2010, 2011, and 2012, the three months ended March 31, 2012 and 2013, and the twelve months ended March 31, 2013, exclude the amortization of deferred loan costs of $4.3 million, $4.4 million, $4.9 million, $1.2 million, $1.2 million, and $4.9 million respectively, which are included in the statement of cash flows for these periods.  Depreciation and amortization expense includes stock compensation expense for all periods, including $8.9 million, $9.1 million, $11.0 million, $2.6 million, $2.8 million, and $11.2 million for the years ended December 31, 2010, 2011, and 2012, the three months ended March 31, 2012 and 2013, and the twelve months ended March 31, 2013, respectively, which were shown as a separate line item on the statement of cash flows for those periods.

(2)	Working capital represents current assets less current liabilities.

(3)
The unaudited pro forma financial information is derived from the financial data of SCI and of Stewart and has been prepared giving effect to the consummation of the Acquisition.  The unaudited pro forma information presented was prepared by combining, in the case of SCI, its financial results for the twelve months ended March 31, 2013 with, in the case of Stewart, its financial results for the twelve months ended January 31, 2013, the results of which differ from unaudited pro forma information that would be derived from combining results of SCI and Stewart covering the same calendar period.  The unaudited pro forma financial information is presented for informational purposes only and may not be indicative of the results that would have actually have occurred if the Acquisition was consummated at the beginning of the period presented, and should not be taken as representative of our future consolidated results of operations or financial condition.  Further, the unaudited pro forma financial information presented in this prospectus supplement may differ from any pro forma information that we may in the future file with the SEC.

(4)	“EBITDA” represents net income attributable to common shareholders plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization less (iv) interest income.

“Adjusted EBITDA” is a financial metric calculated in accordance with SCI’s Existing Credit Facility, and represents EBITDA further adjusted to reflect the impact of (i) losses on early extinguishment of debt, (ii) non-cash stock compensation expenses, (iii) one-time Acquisition, restructuring and system transition costs, (iv) (gain) loss on divestitures and (v) other, including the impact of acquisitions made during the period.

We believe that EBITDA and Adjusted EBITDA provide investors and our lenders with additional information to measure our financial performance.

EBITDA and Adjusted EBITDA are not measures of performance under generally accepted accounting principles in the United States (“GAAP”) and should not be used in isolation or as a substitute for net income attributable to common shareholders, income from continuing operations or other statement of operations data prepared in accordance with GAAP. In addition, EBITDA and Adjusted EBITDA do not include interest expense and the replacement cost of assets, both of which can impact our ability to generate profits and cash flows.

We do not intend to provide EBITDA or Adjusted EBITDA information for future periods in earnings press releases, filings with the SEC or in response to inquiries.

The following table provides for SCI a reconciliation from net income attributable to common shareholders  to EBITDA and Adjusted EBITDA for the periods indicated:

	Year ended December 31,			Three months ended March 31,		Twelve months ended
	2010	2011	2012	2012	2013	March 31, 2013
	(Dollars in millions)
Net income attributable to common shareholders	$126.4	$144.9	$152.5	$48.0	$57.6	$162.1
Provision for income taxes	92.5	79.4	91.5	23.1	35.3	103.7
Interest expense	128.2	133.8	135.1	33.6	32.8	134.3
Depreciation and amortization	174.0	183.7	189.1	45.3	45.2	189.0
EBITDA	521.1	541.8	568.2	150.0	170.9	589.1
Loss on early extinguishment of debt	9.4	3.5	22.7	-	-	22.7
Non-cash stock compensation expenses	8.9	9.1	11.0	2.6	2.8	11.2
Acquisition, restructuring & system transition costs	8.9	2.2	9.1	-	2.3	11.4
(Gains) loss on divestitures	(8.5)	11.0	1.5	0.5	1.0	2.0
Other	(0.5)	8.6	5.4	(1.2)	1.6	8.2
Adjusted EBITDA	$539.3	$576.2	$617.9	$151.9	$178.6	$644.6

“Pro forma Adjusted EBITDA” is calculated in the same manner as the calculation of Adjusted EBITDA, but also includes the pro forma impact of the Acquisition.

The following table provides a reconciliation from net income attributable common stockholders to EBITDA and Adjusted EBITDA for the periods indicated for SCI and Stewart and for the combined company, on an unaudited pro forma basis, and also presents Pro Forma Adjusted EBITDA:

	Stewart Twelve months ended October 31,	Stewart Three months ended January 31,		Stewart Twelve months ended January 31,	SCI Twelve months ended March 31,	Pro Forma
	2012	2012	2013	2013	2013	Combined
	(Dollars in millions)
Net income attributable to common shareholders	$35.9	$8.5	$15.5	$42.9	$162.1	$205.0
Provision for income taxes	18.0	4.5	5.1	18.6	103.7	122.3
Interest expense	23.4	5.9	5.9	23.4	134.3	157.7
Depreciation and amortization	26.4	6.6	6.5	26.3	189.0	215.3
EBITDA	103.7	25.5	33.0	111.2	589.1	700.3
Loss on early extinguishment of debt	-	-	-	-	22.7	22.7
Non-cash stock compensation expenses	3.4	1.1	1.0	3.3	11.2	14.5
Merger, restructuring & system transition costs	3.8	-	0.2	4.0	11.4	15.4
(Gains) loss on divestitures	(0.4)	(0.3)	(0.7)	(0.8)	2.0	1.2
Other	(1.1)	-	(1.0)	(2.1)	8.2	6.1
Adjusted EBITDA	109.4	26.3	32.5	115.6	644.6	760.2
Expected synergies(a)	-	-	-	-	-	60.0
Pro forma Adjusted EBITDA(b)	$-	$-	$-	$-	$-	$820.2

(a)
Represents estimated cost savings anticipated to be realized following the closing of the Acquisition from (i) reduced back-office systems and infrastructure expenses, (ii) elimination of duplicative public company and management structure costs and (iii) improved purchasing power through greater scale.  We cannot assure you that we will achieve the estimated cost savings from the Acquisition in the time frame anticipated, or at all. We expect to realize these synergies over the 24 months following the consummation of the Acquisition.  To generate these synergies, we expect to incur cash costs of approximately $30 million over the 24 months following the consummation of the Acquisition.

(b)
Pro forma Adjusted EBITDA does not reflect any divestitures that we may be required to make in connection with obtaining antitrust approvals for the Acquisition.  Pursuant to the Merger Agreement, we are required to divest assets representing up to $60 million of EBITDA (as defined in the Merger Agreement) for the period set forth above (plus certain funeral homes or cemeteries located in the state of Wisconsin) if necessary to receive regulatory approvals.  The proceeds of such divestitures will generally be used to reduce debt.  We cannot predict with any certainty the amount of divestitures that will be required.

Risk factors

An investment in the Guarantees involves risks.  Before deciding whether to invest in the Guarantees, you should consider the risks discussed below and elsewhere in this prospectus supplement and in the accompanying prospectus, including those set forth under the heading “Forward-looking statements” on page 1 of the accompanying prospectus and elsewhere in the consent solicitation statement delivered with this prospectus supplement.  You should also consider the risks set forth in our Annual Report on Form 10-K for the year ended December 31, 2012 that is incorporated by reference in this prospectus supplement and the accompanying prospectus.  Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations.

Any of the risks discussed below or elsewhere in this prospectus supplement, the accompanying prospectus or in our SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, and other risks we have not anticipated or discussed, could have a material adverse impact on our business, financial condition or results of operations.

Risks related to the Guarantees

The Guarantor will not be subject to the covenants contained in the Indenture, and consequently the Guarantor could take actions that are adverse to the holders of Notes without their consent.

The Guarantor will not be subject to the covenants contained in the Indenture that restrict certain activities of Stewart and its subsidiaries.  Consequently, the Guarantor will be permitted to take actions, such as incurring debt, that are adverse to the interests of the holders of the Notes, in each case without the Note holders’ consent.

Federal and state statutes allow courts, under specific circumstances, to cancel the Guarantees and require holders of Notes to return payments received from SCI.

Creditors of SCI could challenge the issuance of the Guarantees as fraudulent conveyances or on other grounds. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the delivery of the Guarantees could be found to be a fraudulent transfer and declared void if a court determined that the Guarantor, at the time that it incurred the indebtedness evidenced by the Guarantees, (1) delivered the Guarantees with the intent to hinder, delay or defraud existing or future creditors; or (2) received less than reasonably equivalent value or did not receive fair consideration for the delivery of Guarantees, and any of the following three conditions apply:

•	the Guarantor was insolvent or rendered insolvent by reason of delivering the Guarantees;

•	the Guarantor was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	the Guarantor intended to incur, or believed that it would incur, debts beyond its ability to pay such debts at maturity.

In addition, any payment by us pursuant to the Guarantees could be voided and required to be returned to us or to a fund for the benefit of our creditors. In any such case, the right of Note holders to receive payments in respect of the Notes from us would be effectively subordinated to all of our indebtedness and other liabilities.

If a court declares the Guarantees to be void, or if the Guarantees must be limited or voided in accordance with its terms, any claim a Note holder may make against us for amounts payable on the Notes could, with respect to amounts claimed against us, be subordinated to our indebtedness, including trade payables. The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•
the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

We are a holding company; therefore, our ability to make payments on the Guarantees, is dependent on our subsidiaries and their ability to make distributions to us.

We are a holding company with no significant operations or material assets other than the capital stock of our subsidiaries.  As a result, our ability to make payments on the Guarantees is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise.  The Guarantees will be effectively subordinated to all of our subsidiaries’ indebtedness, including the subsidiary guarantees of our credit facility.  In addition, our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes.  Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries.

The implementation of the Proposed Waiver and Amendment to the Indenture and the provision of the Guarantees could constitute a taxable event for the holders of the Notes.

Stewart intends to take the position that the Proposed Waiver and Amendment and the provision of the Guarantees should not constitute a taxable event for holders under the Internal Revenue Code of 1986, as amended. However, these actions could be treated as significant modifications of the Notes resulting in a “deemed” exchange, which might not be treated as a recapitalization for U.S. federal income tax purposes. If the implementation of the Proposed Waiver and Amendment and the provision of the Guarantees were treated in this manner, a holder would recognize gain or loss in an amount equal to the difference, if any, between the amount realized by the holder in the “deemed” exchange and the holder’s adjusted tax basis in the Notes deemed to be exchanged.

Risks related to the Acquisition

We may fail to realize the anticipated benefits of the Acquisition.

The success of the Acquisition will depend, in part, on our ability to realize the anticipated cost savings from reduced back-office and infrastructure expenses, elimination of duplicative public company and management structure costs and improved purchasing power through greater scale. However, to realize the anticipated benefits of the Acquisition, we must successfully combine the businesses of SCI and Stewart in a manner that permits those cost savings to be realized. If we are not able to successfully achieve these objectives, the anticipated benefits of the Acquisition may not be realized fully or at all or may take longer or cost more to realize than expected. SCI and Stewart have operated and, until the consummation of the Acquisition, will continue to operate, independently. It is possible that the integration process could result in the loss of valuable employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures, practices, and policies that could adversely impact our operations.

The Acquisition may prove disruptive and could result in the combined business failing to meet our expectations.

The process of integrating the operations of Stewart may require a disproportionate amount of resources and management attention. Our future operations and cash flows will depend to a significant degree upon our ability to operate Stewart efficiently, achieve the strategic operating objectives for our business and realize significant cost savings and synergies. Our management team may encounter unforeseen difficulties in managing the integration. In order to successfully combine and operate our businesses, our management team will need to focus on realizing anticipated synergies and cost savings on a timely basis while maintaining the efficiency of our operations. Any substantial diversion of management attention or difficulties in operating the combined business could affect our revenues and ability to achieve operational, financial and strategic objectives.

Our historical and unaudited pro forma combined financial information may not be representative of our results as a combined company.

The historical financial information included in this prospectus supplement is constructed from the separate financial statements of SCI and Stewart for periods prior to the consummation of the Acquisition. The pro unaudited forma combined financial information presented in this prospectus supplement is based in part on certain assumptions regarding the acquisition that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time.

Accordingly, the historical and unaudited pro forma combined financial information included in this prospectus  supplement may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

The Acquisition may result in unexpected consequences to our business and results of operations.

Although Stewart’s business will generally be subject to risks similar to those to which we are subject to in our existing operations, we may not have discovered all risks applicable to Stewart’s business during the due diligence process and such risks may not be discovered prior to closing.  Some of these risks could produce unexpected and unwanted consequences for us.  Undiscovered risks may result in us incurring financial liabilities, which could be material and have a negative impact on our business operations.

We will incur transaction, integration, and restructuring costs in connection with the Acquisition.

We have incurred and will continue to incur significant costs in connection with the Acquisition, including fees of our attorneys, accountants, and financial advisors. If the Acquisition is consummated, we expect to incur additional costs associated with transaction fees and other costs related to the Acquisition. We expect to incur approximately $30 million of integration and restructuring costs following the completion of the Acquisition as we integrate the businesses of Stewart with those of the Company, although we cannot assure you that these costs will not be substantially higher.  While we expect that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, integration, and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved in the near term, or at all.

We may fail to consummate the Merger with Stewart.

This offering of the Guarantees is conditioned upon the closing of the Merger. The closing of the Merger is subject to certain customary conditions, including the approval of Stewart’s stockholders and the receipt of antitrust regulatory approvals. We have limited control over these and other conditions to the closing of the Merger.  There can be no assurance that we and Stewart will obtain the necessary approvals and satisfy the conditions to consummate the Merger. If the Merger does not close, the Guarantees will not be issued and you will not be able to rely on the Guarantor to satisfy the obligations under the Notes.

Use of proceeds

We will not receive any cash proceeds in connection with the offering of the Guarantees.  The Guarantees are being offered to the holders of the Notes in consideration for their consent to the Proposed Waiver and Amendment.

Capitalization

The following table sets forth our capitalization as of March 31, 2013 and as adjusted to give effect to the consummation of the Acquisition, the incurrence of $752 million in new credit facility indebtedness, the incurrence of $425 million in new unsecured indebtedness, the receipt of the Required Consents related to the Proposed Waiver and Amendment and the issuance of the Guarantees.  Our actual capital structure at the time of the consummation of the Acquisition may differ from the as adjusted presentation. The following information should be read in conjunction with our consolidated financial statements, including the notes thereto, which are incorporated by reference herein.

	As of March 31, 2013(1)
	Actual	As adjusted
	(Unaudited, dollars in millions)
Debt:
Credit facility(2)	$86.6	$838.6
New unsecured indebtedness(3)	--	425.0
6.750% senior notes due 2015	136.5	136.5
6.750% senior notes due 2016	197.4	197.4
7.000% senior notes due 2017	295.0	295.0
7.625% senior notes due 2018	250.0	250.0
7.000% senior notes due 2019	250.0	250.0
4.500% senior notes due 2020	200.0	200.0
8.000% senior notes due 2021	150.0	150.0
7.500% senior notes due 2027	200.0	200.0
Stewart 6.500% senior notes due 2019		200.0
Other debt	185.2	185.2
Total debt	1,950.7	3,327.7
Total stockholders’ equity(4)	1,385.7	1,349.1
Non-controlling interests	13.4	13.4
Total capitalization	$3,349.8	$4,690.2

________________________
(1)
As adjusted figures are calculated using financial information of Stewart dated as of January 31, 2013 and assume the refinancing in full of Stewart’s 3.125% senior convertible notes due 2014 and 3.375% senior convertible notes due 2016, which we expect to remain outstanding for a limited period following the closing of the Acquisition.

(2)
Actual amounts represent amounts outstanding under our revolving credit facility as of March 31, 2013.  As adjusted amounts represent new indebtedness incurred to finance the Acquisition.  We have received a commitment from JPMorgan Chase Bank, N.A. for up to $1.1 billion of unsecured term and revolving credit facilities, on terms substantially similar to those of our existing revolving credit facility, including with respect to guarantees by our subsidiaries.  We do not expect that we will be required to incur the entire $1.1 billion in connection with the Acquisition.  As of June 5, 2013, the amount of outstanding indebtedness under the Existing Credit Facility was approximately $86.6 million

(3)
We have received a commitment from JPMorgan Chase Bank, N.A. for up to $725 million of unsecured bridge financing.  The bridge facility, if funded, would benefit from guarantees from those of our subsidiaries that also guarantee the credit facilities described in the preceding footnote.

(4)	Retained earnings have been reduced by an estimated $36.6 related to commitment and financing fees.

Description of the Guarantees

The Guarantees will be issued in uncertificated form pursuant to the terms of the Guarantee Supplemental Indenture upon the satisfaction or waiver of the conditions set forth under “Conditions to the Effectiveness of the Guarantees.”

The Guarantees provide that SCI irrevocably and unconditionally guarantees, on an unsecured senior basis, the payment of all obligations of Stewart under the Notes. If Stewart defaults in the payment of the principal of, premium, if any, or interest on such Notes when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the trustee or any holder of such notes, SCI shall be required promptly and fully to make such payment. The Guarantees provide for the release of SCI as guarantor of the Notes upon the defeasance of the Indenture or the satisfaction and discharge of the Indenture.

The Guarantees will be our general unsecured obligations and will rank equal in right of payment with all of our other unsubordinated indebtedness and senior in right of payment to any of our future subordinated indebtedness.  The Guarantees will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the collateral securing such indebtedness and to all indebtedness and to the indebtedness and obligations of our subsidiaries, including the subsidiary guarantees of our credit facilities.

The Guarantees are not required to be issued pursuant to the requirements of any indenture or any other document or instrument.

It will not be necessary for new certificates evidencing the Notes to be issued.

Conditions to the effectiveness of the Guarantees

SCI shall not be required to issue the Guarantees until the following conditions are satisfied or waived:

•	the receipt of the Required Consents on or prior to the expiration date of the consent solicitation;

•	the Amendment and Waiver Supplemental Indenture being executed and becoming effective;

•
the absence of any law or regulation, and the absence of any injunction or action or other proceeding (pending or threatened), that (in the case of any action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Proposed Waiver or the Proposed Amendment, or the issuance of the Guarantees or that would question the legality or validity thereof;

•
either (A) the effectiveness of an amendment to the Existing Credit Facility that permits the incurrence of the Guarantees and makes certain other amendments or (B) the entry into a new credit facility to replace the Existing Credit Facility, in either case on terms satisfactory to the Guarantor;

•	the consummation of the Merger.

We will execute the Guarantee Supplemental Indenture promptly following the consummation of the Merger, if it occurs.

The conditions to the issuance of the Guarantees are for the sole benefit of SCI and may be asserted or waived by SCI in its sole discretion, at any time and from time to time. The board of directors of SCI has not made a decision as to which circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by SCI concerning the events described in this section shall be final and binding on all parties.

Legal matters

The validity of the Guarantees offered hereby and certain other legal matters in connection with the issuance of the Guarantees will be passed upon for us by Shearman & Sterling LLP.

Experts

The SCI consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus Supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Through our website at www.sci-corp.com, you may access, free of charge, our filings, as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.  Other information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus or any accompanying prospectus supplement.  You also may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Incorporation of certain information by reference

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information as applicable.

We incorporate by reference into this prospectus the following documents filed by us with the SEC, other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012 (including those sections incorporated by reference from our Proxy Statement filed March 28, 2013);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013;

•
Our Current Reports on Form 8-K filed with the SEC on May 13, 2013, May 29, 2013 (two reports), May 30, 2013 and June 6, 2013 (including information furnished under Item 7.01 and the related exhibits); and

•
All documents filed by us in the future under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act until the expiration or termination of the Consent Solicitation, or, if earlier, the execution of the Amendment and Waiver Supplemental Indenture, other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules.

Except as specifically set forth above, nothing in this prospectus supplement shall be deemed to incorporate information that we furnish, but not file, with the SEC, including information pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit.

You may obtain a copy of these filings at no cost, by writing or telephoning us as follows:

Service Corporation International
Attention: General Counsel
1929 Allen Parkway
Houston, Texas 77019
(713) 522-5141

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or any accompanying prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies, or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus or any accompanying prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any accompanying prospectus supplement or in any documents previously incorporated by reference have been modified or superseded. For the avoidance of doubt, Exchange Act filings of Stewart are not incorporated by reference into this prospectus supplement.

Prospectus

Service Corporation International
Debt Securities
Guarantees of Debt Securities

We may offer and sell from time to time our debt securities and/or our guarantees of debt securities issued by one or more of our subsidiaries in one or more offerings pursuant to this prospectus.  The debt securities may consist of debentures, notes or other types of debt.  The guarantees of debt securities may consist of guarantees of debentures, notes or other types of debt issued by one or more of our subsidiaries.

We will provide the specific terms and manner of any offering in a supplement to this prospectus.  Any prospectus supplement may add, update, or change information contained in this prospectus.  You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated in this prospectus or the applicable prospectus supplement before you purchase any of the securities offered hereby.

The names of any underwriters, dealers, or agents involved in the sale of our securities and their compensation will be described in the applicable prospectus supplement.  Our net proceeds from the sale of our securities also will be described in the applicable prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “SCI.”  Unless we state otherwise in a prospectus supplement, we will not list any securities sold by us under this prospectus and any prospectus supplement on any securities exchange.

Investing in these securities involves certain risks.  You should consider the risks that we have described in this prospectus and in the accompanying prospectus supplement before you invest.  See “Risk Factors” on page 2 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 6, 2013.

Table of Contents

Page
About this prospectus	ii
Our company	1
Risk factors	1
Forward-looking statements	1
Use of proceeds	2
Ratio of earnings to fixed charges	3
Description of debt securities	3
Description of guarantees of debt securities	3
Plan of distribution	3
Legal matters	3
Experts	3
Where you can find more information	4
Incorporation of certain information by reference	4

i

About this prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process.  Under this shelf process, we may offer and sell our securities from time to time in one or more offerings.

This prospectus provides you with a general description of the debt securities and guarantees of debt securities we may offer.  Each time that we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may add, update, or change information contained in this prospectus.  You should read both this prospectus and the prospectus supplement related to any offering as well as additional information described under the heading “Where you can find more information” and “Incorporation of certain information by reference.”

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or any “free writing prospectus.”  The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date thereof as set forth on their covers, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our debt securities and/or our guarantees of debt securities.  Our business, financial condition, results of operations, and prospects may have changed since those dates.  You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or any free writing prospectus.  To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date-for example, a document incorporated by reference into this prospectus or any prospectus supplement-the statement in the document having the later date modifies or supersedes the earlier statement. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted.

In this prospectus, the terms “SCI,” the “Company,” “we,” “our,” and, “us” refer to Service Corporation International and its subsidiaries, unless otherwise specified.

ii

Our company

Service Corporation International (SCI) is North America’s largest provider of deathcare products and services, with a network of funeral homes and cemeteries unequalled in geographic scale and reach.  At March 31, 2013, we operated 1,437 funeral service locations and 374 cemeteries (including 213 combination locations) in North America, which are geographically diversified across 43 states, eight Canadian provinces and the District of Columbia.  Our funeral segment also includes the operations of 12 funeral homes in Germany that we intend to exit when economic values and conditions are conducive to a sale.  Our funeral service and cemetery operations consist of funeral service locations, cemeteries, funeral service/cemetery combination locations, crematoria, and related businesses.  We sell cemetery property and funeral and cemetery products and services at the time of need and on a preneed basis.

We were incorporated in Texas in July of 1962.  Our principal executive offices are located at 1929 Allen Parkway, Houston, Texas 77019.  Our telephone number at that address is (713) 522-5141.  Our website is located at www.sci-corp.com.  Other than as described in “Where you can find more information” and “Incorporation of certain information by reference” below, the information on, or that can be accessed through, our website is not incorporated by reference in this prospectus or any prospectus supplement, and you should not consider it to be a part of this prospectus or any prospectus supplement.  Our website address is included as an inactive textual reference only.

Risk factors

Investing in our securities involves a high degree of risk.  Please see the risk factors described under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 on file with the SEC, as updated by our subsequent quarterly reports on Form 10-Q and certain other filings we make with the SEC, which are incorporated by reference in this prospectus and in any accompanying prospectus supplement.  Before making an investment decision, you should carefully consider these risks as well as information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement.  The risks and uncertainties we have described are not the only ones facing our company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Forward-looking statements

This prospectus and the documents incorporated by reference into this prospectus contain statements that are forward-looking statements made in reliance on the “safe harbor” protections provided under the Private Securities Litigation Reform Act of 1995.  These statements may be accompanied by words such as “believe,” “estimate,” “project,” “expect,” “anticipate,” or “predict,” that convey the uncertainty of future events or outcomes.  These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf.  Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

•	Our affiliated funeral and cemetery trust funds own investments in equity securities, fixed income securities, and mutual funds, which are affected by market conditions that are beyond our control.

•	We may be required to replenish our affiliated funeral and cemetery trust funds in order to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.

•	Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.

•	Our credit agreements contain covenants that may prevent us from engaging in certain transactions.

•	If we lost the ability to use surety bonding to support our preneed funeral and preneed cemetery activities, we may be required to make material cash payments to fund certain trust funds.

•	The funeral home and cemetery industry continues to be increasingly competitive.

•
Increasing death benefits related to preneed funeral contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed funeral service.

•	The financial condition of third-party insurance companies that fund our preneed funeral contracts may impact our future revenues.

•	Unfavorable results of litigation, including currently pending class action cases concerning cemetery or burial practices, could have a material adverse impact on our financial statements.

•	Unfavorable publicity could affect our reputation and business.

•	If the number of deaths in our markets declines, our cash flows and revenues may decrease.

•	The continuing upward trend in the number of cremations performed in North America could result in lower revenues and gross profit.

•	Our funeral home and cemetery businesses are high fixed-cost businesses.

•	Regulation and compliance could have a material adverse impact on our financial results.

•	Increased costs, including potential increased health care costs, may have a negative impact on earnings and cash flows.

•	Cemetery burial practice claims could have a material adverse impact on our financial results.

•	A number of years may elapse before particular tax matters, for which we have established accruals, are audited and finally resolved.

•	Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future goodwill impairments and/or other intangible assets.

Other factors are discussed under the heading “Risk Factors” and elsewhere in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed with the SEC.  We also may include or incorporate by reference in each prospectus supplement additional important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

Should one or more known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, projected, or implied by these forward-looking statements.  You should consider these factors and the other cautionary statements made in this prospectus, any prospectus supplement, or the documents we incorporate by reference in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement or the documents incorporated by reference.  While we may elect to update forward-looking statements wherever they appear in this prospectus, any prospectus supplement, or the documents incorporated by reference, we do not assume, and specifically disclaim, any obligation to do so, whether as a result of new information, future events, or otherwise.

Use of proceeds

Except as may be otherwise set forth in any prospectus supplement accompanying this prospectus, we intend to use the net proceeds we receive from sales of our securities offered hereby for general corporate purposes, which may include the repayment of indebtedness outstanding from time to time and for working capital, capital expenditures, acquisitions, and repurchases of our securities.  Pending these uses, the net proceeds may also be temporarily invested in short-term securities.  Any specific allocations of the proceeds to a particular purpose that has been made at the date of any prospectus supplement will be described therein.

Ratio of earnings to fixed charges

The following table sets forth our ratios of earnings to fixed charges for the periods indicated.  This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

Three months ended March 31,		Twelve months ended December 31,
2013	2012	2012	2011	2010	2009	2008
3.70	3.01	2.72	2.60	2.62	2.47	2.15

For the purposes of the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations before adjustment for minority interest, plus fixed charges and the amortization of capitalized interest less interest capitalized.  Fixed charges consist of interest expense, whether expensed or capitalized, amortization of debt issuance costs, capitalized interest, and one-third of rental expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.

Description of debt securities

The debt securities covered by this prospectus will be issued under our Senior Indenture dated February 1, 1993, as amended and supplemented from time to time, between us and The Bank of New York Mellon Trust Company, N.A., as successor trustee to The Bank of New York, as trustee (the “indenture”), a copy of which has been incorporated into the registration statement of which this prospectus is a part.  The particular terms of the debt securities offered will be outlined in a prospectus supplement.  The discussion of such terms in the prospectus supplement is subject to, and qualified in its entirety by, reference to all provisions of the indenture and any applicable supplemental indenture.

Description of guarantees of debt securities

The guarantees of debt securities covered by this prospectus will consist of our guarantees for the benefit of holders of specified debt securities issued by one or more of our subsidiaries.  The particular terms of the guarantees will be outlined in a prospectus supplement.  The discussion of such terms in the prospectus supplement is subject to, and qualified in its entirety by, reference to all provisions of the applicable supplemental indenture or other instrument pursuant to which the guarantee is issued.

Plan of distribution

We may offer and sell these securities through one or more underwriters, dealers or agents, or directly to one or more purchasers, or through a combination of any of these methods of sale.  We will provide the specific plan of distribution for any securities to be offered in a prospectus supplement.

Legal matters

The validity of securities offered hereby will be passed upon for us by Gregory T. Sangalis, our General Counsel, and by Shearman & Sterling LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement. Gregory T. Sangalis is paid a salary by our company and participates in various employee benefit plans offered by us, including equity based plans.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act.  Through our website at www.sci-corp.com, you may access, free of charge, our filings, shortly after we electronically file them with or furnish them to the SEC.  Other information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus or any accompanying prospectus supplement.  You also may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended, or the Securities Act.  This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules.  You may obtain the registration statement and exhibits to the registration statement in any manner noted above.

Incorporation of certain information by reference

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information that we incorporate by reference is considered to be part of this prospectus.  Information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information as applicable.

We incorporate by reference into this prospectus the following documents filed by us with the SEC, other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2012 (including those sections incorporated by reference from our Proxy Statement filed March 28, 2013).

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.

•	Current Reports on Form 8-K filed with the SEC on May 13, 2013, May 29, 2013 (two reports) and May 30, 2013.

•
All documents filed by us in the future under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until all of the securities registered under this prospectus or any accompanying prospectus supplement are sold, other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules.

You may obtain a copy of these filings at no cost, by writing or telephoning us as follows:

Service Corporation International
Attention: General Counsel
1929 Allen Parkway
Houston, Texas 77019
(713) 522-5141

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or any accompanying prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies, or is contrary to that previous statement.  Any statement so modified or superseded will not be deemed a part of this prospectus or any accompanying prospectus supplement, except as so modified or superseded.

Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any accompanying prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.

Service Corporation International

Prospectus supplement

June 6, 2013